Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 May 18, 2010

ZIONS BANCORPORATION

Second Reopening of the

4.00% Senior Medium-Term Notes due May 6, 2011

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 6, 2011 (the “Notes”).

CUSIP	98970EBA6

Principal Amount:	[To be determined]

Auction Amount:	$2,000,000

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture.

This is a reopening of the Notes that we initially issued on May 6, 2010. We expect that as of May 21, 2010, there will be $40,216,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this term sheet. All of the Notes being offered hereby pursuant to the auction are part of the same series of, and have the same CUSIP as, the Notes that initially settled on May 6, 2010. Upon settlement, the Notes offered by this Term Sheet will be fungible with the $40,216,000 in aggregate principal amount of the Notes described above.

We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Price:	98.00%

Maximum Bid Price:	102.00%

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on May 6, 2010, Investors who purchase these Notes through the auction platform will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (May 6, 2010) up to, but not including, the Reopening Settlement Date (expected to be May 28, 2010). The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Accrual Date/ Initial Settlement Date:	May 6, 2010

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 28, 2010, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3).

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Coupon:	4.00%

Public Offering Price:	[To be determined.]

Auction Window:	Auction Starts: 5:00 p.m. ET, May 18, 2010

Auction Ends: 2:00 p.m. ET, May 25, 2010, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on May 6 and November 6, beginning on November 6, 2010, to holders of record as of the preceding April 22 and October 22, respectively.

Day Count:	30/360

Maturity:	May 6, 2011

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.30% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard and Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authentication / Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-158319, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2009 contained in that registration statement, the prospectus supplement dated April 21, 2009, the prospectus supplement dated September 14, 2009 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.